Exhibit 99.2
Rio Tinto Plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto to retain borates business
22 May 2009
Rio Tinto has taken its borates business off the market after the sales process did not achieve values acceptable to the company in the prevailing economic conditions. The sales process is continuing for other businesses slated for divestment, including talc.
Rio Tinto believes the borates business is a good fit within its overall portfolio, based on its asset base, share of global supply and presence in Asian markets. Rio Tinto has also decided not to sell its Jadar lithium-borate deposit in Serbia, which will now be transferred from its Exploration group to be managed within the borate business.
This year Rio Tinto has announced agreed sales totalling US$2.5 billion, including US$850 million for the undeveloped potash assets in Argentina and Canada, US$750 million for the Corumbá iron ore operation in Brazil, US$761 million for the Jacobs Ranch coal mine in the United States and US$125 million for the Ningxia aluminium smelter in China.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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